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EXHIBIT 5

August 4, 2004



Emission Differentials, Ltd.
Suite 1250, 520-5th. Ave. SW,
Calgary, Alberta, T2P 3R7


         RE:      Form SB-2 Registration statement for 4,500,000 Shares of
                  Common Stock


Dear Officers and Directors:

I have acted as counsel to Emission Differentials, Ltd. (the "Company") in connection with the registration of 9,000,000 Shares of the Company's Common Stock and 6,000,000 Warrants to purchase 3,000,000 shares of Common Stock, pursuant to a Registration Statement on Form F-1 (the "Registration Statement"). You have requested my opinion as to certain matters in connection with said Registration Statement.

In my capacity as counsel to the Company, I have examined and am familiar with the originals or copies, the authenticity of which have been established to my satisfaction, of all documents, corporate records and other instruments I have deemed necessary to express the opinions hereinafter set forth.

Based on the foregoing, and upon consideration of applicable law, it is my opinion that 6,000,000 Shares and 6,000,000 Warrants to be registered by the Company are duly authorized, validly issued, fully paid and non-assessable, and the additional 3,000,000 shares reserved for issuance upon exercise of the 6,000,000 Warrants will, when paid for, be duly authorized, validly issued and non-assessable.

Furthermore, I consent to the use of this opinion as an Exhibit to the Registration Statement and to the use of my name in such Registration Statement, and the Prospectus included therein, under the heading "Legal Matters".

Very truly yours,

/s/ Michael J. Morrison

Michael J. Morrison, Esq.